UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director and Appointment of Director

Resignation of Director

On November 19, 2025, Ms. Azhen Lin resigned as an independent director of Pop Culture Group Co., Ltd (the “Company”). Ms. Azhen Lin has confirmed that there were no disagreements between her and the Company regarding any matter relating to the Company’s operations, policies, practices or her role as an independent director, and her resignation was made of her own free will without any coercion or inducement.

Appointment of Director

On November 19, 2025, the board of directors of the Company (the “Board”) approved the appointment of Ms. Manxin Huang, age 44, as an independent director of the Company, effective November 19, 2025. Ms. Huang accepted the position.

Ms. Manxin Huang served as Marketing Director at Multiverse Singapore from December 2019 to 2024, leading long-term marketing strategy development, overseeing brand and customer initiatives, ensuring alignment with business objectives, and analyzing trends and ROI to optimize strategies. Prior to that, she was Marketing Manager at SISTIC Pte Ltd from June 2015 to November 2019, where she developed and executed targeted marketing plans—including digital campaigns, social media promotions, and brand-building initiatives—while monitoring performance to drive optimization. She holds a Master of Management from the National University of Malaysia (2009) and a Bachelor of Management (Marketing) from Huaqiao University (2005).

In connection with Ms. Huang’s appointment as an independent director, the Company and Ms. Huang entered into an independent director engagement agreement, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Engagement Agreement with Manxin Huang Dated November 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: November 20, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

3